Exhibit 99.1

Navigator Gas, Bumi Armada and Bluestreak CO2 announce

Memorandum of Understanding with Uniper for Joint Study on Export

Of CO2 Emissions from proposed UK carbon capture plant

LONDON, July 24, 2024 – Navigator Holdings Ltd. (hereinafter referred to as “Navigator Gas”) (NYSE: NVGS) and Bumi Armada Berhad (“Bumi Armada”) announced today that Bluestreak CO2 Limited, the 50/50 joint venture relating to the previously announced non-binding memorandum of understanding between Navigator Gas and Bumi Armada (“Bluestreak CO2”), has entered into a memorandum of understanding (the “MoU”) with international energy company, Uniper (UK) Limited (“Uniper”), to help meet the UK Government’s aim of decarbonising the power sector by 2030.

Pursuant to the MoU, the parties have agreed to collaborate to explore the feasibility of implementing a jetty-moored floating liquid CO2 storage facility and liquid CO2 carrier solution, for the export of CO2 from Uniper’s proposed Grain Carbon Capture project on the Isle of Grain, United Kingdom.

The parties to the MoU anticipate that Bluestreak CO2, by leveraging the expertise and experience of Navigator Gas and Bumi Armada, could design, and ultimately implement, a comprehensive CO2 value chain. The value chain is expected to be comprised of liquid CO2 shuttle tankers capable of loading from and delivering to either a floating carbon and storage unit or floating carbon, storage and injection unit. The complete value chain is expected to transport liquid CO2 safely and reliably, and provide buffer storage capability. The CO2 is intended to be subsequently injected into offshore storage aquifers and/or depleted oil and gas reservoirs in a controlled manner, with surveillance and management of the permanent storage location.

It is anticipated that the collaboration with Uniper will demonstrate how Bluestreak CO2 is able to serve emitters with no access to pipeline infrastructure in effectively managing their CO2 emissions.

Mike Lockett, Uniper’s UK Country Chair:

“Uniper is investing significantly to decarbonise our power stations, to meet our ambitious target for our installed power generating capacity to be more than 80% zero-carbon by 2030.

We are exploring a range of options to transform our gas-fired generation to achieve this, from alternative fuels, such as hydrogen or biofuels, to post combustion carbon capture. Grain power station is one of the most efficient gas plants in Uniper’s fleet, and retrofitting carbon capture technology would remove millions of tonnes of CO2, enabling the plant to continue to provide flexible and reliable power to the UK’s energy system.

“This collaboration will play an important role in helping to identify a shipped solution to safely transfer the captured CO2 from Grain for permanent offshore storage. Flexible CO2 transport solutions are needed to decarbonise essential industrial processes, which are not close to pipeline and subsea storage locations and will be critical to get first of a kind non-pipeline projects like Grain Carbon Capture into operation”.

Mads Peter Zacho, Navigator’s Chief Executive Officer, commented:

“Navigator Gas will play a key role in enabling Uniper to decarbonise its operations together with Bumi Armada. By bringing the right people to the table, we can leverage our collective expertise to design a sustainable and long-term CO2 shipping and storage value chain. This adds value and reduces environmental impact, aligning perfectly with our sustainability goals.”

Gary Christenson, Bumi Armada’s Chief Executive Officer, commented:

“Bumi Armada is committed to achieving net zero by 2050. As an industry leader, we believe that all players need to take an integrated approach to accelerate the reduction of GHG emissions globally. We, together with Navigator Gas, are excited to work with Uniper to design and, ultimately, work to implement sustainable and scalable solutions to capture and store their carbon emissions. We will continue to deliver innovative low carbon solutions as our commitment to decarbonise GHG emissions.”

Bumi Armada and Navigator Gas anticipate entering into definitive documentation for the Bluestreak CO2 joint venture by the end of the fourth quarter of 2024. The joint venture is subject to the execution of such definitive documentation, approvals by the respective boards of directors of Navigator Gas and Bumi Armada, applicable regulatory approvals and other customary closing conditions.

About Navigator Gas

Navigator Holdings Ltd. (hereinafter described as “Navigator Gas”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com

Address:	333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002

Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul

Lampoutis Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

About Bumi Armada

Bumi Armada is a global provider of floating infrastructure systems, offshore energy engineering, facilities, and services provider. Bumi Armada is committed to delivering world-class performance across a broad range of major marine projects. Bumi Armada partners and operates the only FPSO vessel in the world that uses an amine recovery system to extract H2S from the production gas. This is the same amine system that is used for many of the CO2 capture-recovery systems worldwide. Bumi Armada is also engineering a carbon capture injection system for a gas field incorporating its experience. Bumi Armada owns and operates one of the largest Floating Production Systems in the UK North Sea, which is also amongst the most complex systems of its kind, supporting the production of its main UK client.

Bumi Armada

Attention: Investor Relations

ir@bumiarmada.com Tel: +603 2302 9000

About Uniper

Düsseldorf-based Uniper is an international energy company with activities in more than 40 countries. The company and its roughly 7,000 employees make an important contribution to supply security in Europe, particularly in its core markets of Germany, the United Kingdom, Sweden, and the Netherlands.

Uniper’s operations encompass power generation in Europe, global energy trading, and a broad gas portfolio. Uniper procures gas – including liquefied natural gas (LNG) – and other energy sources on global markets. The company owns and operates gas storage facilities with a total capacity of more than 7 billion cubic meters.

Uniper intends to be completely carbon-neutral by 2040. Uniper aims for its installed power generating capacity to be more than 80% zero-carbon by 2030. To achieve this, the company is transforming its power plants and facilities and investing in flexible, dispatchable power generating units. Uniper is already one of Europe’s largest operators of hydropower plants and is helping further expand solar and wind power, which are essential for a more sustainable and secure future. The company is progressively expanding its gas portfolio to include green gases like hydrogen and biomethane and aims to convert to these gases over the long term.

Uniper is a reliable partner for communities, municipal utilities, and industrial enterprises for planning and implementing innovative, lower-carbon solutions on their decarbonization journey. Uniper is a hydrogen pioneer, is active worldwide along the entire hydrogen value chain, and is conducting projects to make hydrogen a mainstay of the energy supply.

About Uniper UK

In the UK, Uniper owns and operates a flexible generation portfolio of seven power stations, a fast-cycle gas storage facility and two high pressure gas pipelines, from Theddlethorpe to Killingholme and from Blyborough to Cottam. We also have significant long-term regasification capacity at the Grain LNG terminal in Kent, to convert LNG back to natural gas.

Uniper in the UK press team

Sara Revell, Senior Press officer

Email: Pressoffice.uk@uniper.energy

Forward Looking Statements

There can be no assurance that definitive documentation for the Bluestreak CO2 joint venture transaction will be executed or that the joint venture will be completed on the terms or the timing anticipated or at all. There also can be no assurance that the value chain for shipment, storage and injection of CO2 will be designed and implemented as anticipated or at all.

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the MoU and the proposed Bluestreak CO2 joint venture, and their respective anticipated terms and benefits, the anticipated timing of completion and anticipated timing of any CO2 shipment and/or storage. In addition, Navigator Gas, Bumi Armada and Uniper and their respective representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “ultimately,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. With respect to Navigator Gas, these risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator Gas files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for any of Navigator Gas, Bumi Armada or Uniper to predict all of these factors. Further, none of Navigator Gas, Bumi Armada or Uniper can assess the impact of each such factor on their respective businesses or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Navigator Gas, Bumi Armada and Uniper each expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in their respective views or expectations, or otherwise. None of Navigator Gas, Bumi Armada or Uniper make any prediction or statement about the performance of their respective common stock.

Category: General